Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of our securities is intended as a summary only and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Bylaws as amended, which are filed as exhibits to the annual report on Form 10 K of which this Exhibit 4.2 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions for additional information.

Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Legacy” in this Exhibit 4.2 refer to Legacy Housing Corporation.

Authorized Capitalization

Our authorized capital stock consists of 90,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock”) and 10,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”) in one or more series. As of December 31, 2021, we had outstanding 24,253,998 shares of our Common Stock and -0- shares of our Preferred Stock.

Common Stock

Holder of our Common Stock are entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our Common Stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock. Holders of our Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of our Common Stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of Preferred Stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.

The purpose of authorizing our board of directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, will affect, and may adversely affect, the rights of holders of Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of Common Stock until the board of directors determines the specific rights attached to that Preferred Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer & Trust Company.

Exchange Listing

Our Common Stock is traded on The Nasdaq Global Select Market under the symbol “LEGH.”